

January 8, 2013

Via E-mail
Mr. Rashid Naeem
President and Chief Executive Officer
Sipup Corporation
Willy-Brandt-Anlage 20
64823 Gross Umstadt, Germany

> **Re: Sipup Corporation**
> **Registration Statement on Form S-1**
> **Filed December 12, 2012**
> **File No. 333-185408**

Dear Mr. Naeem:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you disclose on your prospectus cover page that you are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. In addition, we note that you describe certain instances when you would cease to be an "emerging growth company" on page 10. Please revise your prospectus to describe all the circumstances in which a company may lose emerging growth company status. In addition, consider describing the extent to which any of these exemptions are available to you as a smaller reporting company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are

published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please revise the prospectus so that the disclosure you provide is current, accurate and complete. The following are only examples of inconsistencies or incomplete references we observed. In your letter of response, please explain precisely how and where in your amended document you have addressed each such statement:

- Several references to "officers and directors" whereas you have only one officer and director;

- Please review and revise cross-references throughout the prospectus, such as the cross reference to "Business of the Company" on page 5;

- The disclosure in the second risk factor on page 8 that you "expect to incur significant operating losses in future periods" conflicts with the disclosure in the third risk factor on page 8 that you "expect to incur minimal operating losses"; and

- Please update your disclosure with respect to an "accredited investor" on page 11.

Prospectus Cover Page

4. Please disclose the net proceeds you shall receive after deducting related expenses. See Item 501(b)(3) of Regulation S-K.

5. We note your statement here and in other places that "it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you." In light of your disclosure elsewhere that there are no minimum number of shares required to be sold and that funds raised from the offering will not be placed in an escrow, trust or similar account, please tell us the circumstances under which investors' subscriptions or moneys may be returned to them.

Prospectus Summary, page 5

6. Please disclose your president's, sole director's and officer's rationale for becoming a public company at this time in the company's development, including the advantages and disadvantages of becoming a public company.

7. Please expand the third paragraph under "Our Company" to disclose how you will use the funds from this offering if you raise less than $50,000. In the alternative, please provide a cross-reference to the information in the "Use of Proceeds" section.

Risk Factors, page 8

Risk Factors Related to our Business, page 8

Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment, page 8

8. We note your disclosure that additional financing is required for your business not to fail. Please clarify the minimum additional financing required and corresponding time frames as well as whether this offering will satisfy such requirement.

Current management's lack of experience in and with the yogurt business means that it is difficult to assess or make judgments about, our potential success, page 9

9. We note that you disclosure that Mr. Naeem has no training or experience in the yogurt business is inconsistent with your statement on page 21 that you "will rely on [Mr. Naeem's] knowledge and expertise to produce, pack, and sell our flavoured yogurts". Please revise.

Dilution, page 14

Existing Stockholders if all of the Shares are Sold, page 15

10. Please explain to us how you determined the $3.75 million potential gain to existing shareholders and the $0.04 increase to present stockholders in net tangible book value per share after offering. Please revise your disclosure if these amounts are deemed to be incorrect.

Description of Business, page 19

General, page 20

11. Please expand your disclosure regarding your intended business. For example, please disclose yogurt flavor recipes and flavors under development, competition and research. Given that your sole officer and director has an address in Germany, disclose the geographic areas in which you intend to conduct your business.

Government Regulation, page 21

12. Please revise your disclosure to discuss required government approvals and the effect of any existing governmental regulation on your business. In addition, please include appropriate risk factors with respect to compliance with government regulation.

Management's Discussion and analysis of Financial Condition and Results of Operation, page 22

Liquidity and Capital Resources, page 24

13. Please disclose all material commitments and contingencies in this section as required under item 303(a) of Regulation S-K. To this extent, we note your disclosure in Note 2 to your financial statements that you have a loan payable to a related party of $5,322.

Directors' Executive Officers, Promoters and Control Persons, page 25

14. Please revise the biographical sketch for Rashid Naeem to provide a complete five year discussion without gaps or ambiguities, including the name of the organization in which Mr. Naeem was employed.

Certain Relationships and Related Transactions, page 28

15. Within this section, please provide a description of all related party transactions which qualify for disclosure under Item 404(d) of Regulation S-K. To this extent, we note your disclosure in Note 2 to your financial statements that you have a loan payable to a related party of $5,322.

Exhibits

16. Please file all material agreements. Please refer to Item 601(b)(10) of Regulation S-K. As an example only, please file the agreement for the loan referenced in Note 2 to the financial statements on page 35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall for

Anne Nguyen Parker
Branch Chief

cc: Thomas E. Puzzo